June 12, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter June 2, 2014

Form S-1/A

Filed May 13, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 2, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on May 13, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to comment 2 in our letter dated May 2, 2014 and we re-issue the comment. Please provide us with your analysis as to whether you are currently a shell company. In this regard, we note that you appear to have nominal operations, no assets, your revenues appear to be generated from related party transactions, and you disclose on page 17 that you are in the “initial implementation of [y]our business plan.” Alternatively, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. We may have further comment upon reviewing your response.

COMPANY RESPONSE

As it stands today we now do have assets and despite initial implementation of our business plan, we are operating at this point, and looking to carry out further measures of our business plan. Purchase and delivery of tuna product to customer(s) has taken place, although in the past it has been to related parties. Currently, we are marketing our services and product of tuna delivery and are attempting to expand our client base.

On May 20, 2014 we purchased 3,000,000 JPY (29,126 USD) of tuna fish that we have kept as inventory. The quantity of tuna in inventory is 1,263.3 kg and can be kept fresh in storage for 3 months.

2. We note your response to comment 5 in our letter dated May 2, 2014, including that the selling shareholders are not in the business of underwriting securities and that the purchases were made for investment purposes. However, you did not analyze the various factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, as requested, and it still appears that given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, that the shares being registered for resale is a primary offering of your shares to the public. Please provide us with the previously requested analysis. In doing so, please address the following:

-you are registering for resale all issued and outstanding shares, and the selling shareholders are offering 70,000,000 of the 72,000,000 shares covered by this registration statement;

-there is currently no liquid trading market for your securities;

-the vast majority of selling shareholders received the shares they are offering on December 11, 2013, less than six months ago;

-the selling shareholders received the shares directly from Mr. Hajime Abe, your Chief Executive Officer, shortly after you issued the shares to Mr. Abe.

COMPANY RESPONSE

We respond to the previous comment and all of the elements regarding analysis of Rule 415 in its entirety.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Registrant, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Registrant is eligible to use Form S-3 for a primary offering, (ii) the shareholders would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because recharacterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the shares of Common Stock offered for resale in this offering can be registered for sale on behalf of the shareholders pursuant to Rule 415(a)(1)(i).

1.	The length of time that the shareholders have held, and will hold, the Shares is inconsistent with a determination that the offering is on behalf of the Registrant.

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Registrant. Here, the shareholders have now held their shares for about 6 months as of the date of this letter, and for the reasons discussed in Item 2 below, the shareholders are likely to continue to hold their Shares for a significant additional length of time greater than the six months they have held them for. As is elaborated on in Item 2 the shares were initially purchased for investment purposes only and to the Company’s knowledge were not purchased with the intent of distribution. Any attempt by the Selling Shareholder’s to sell their shares at any given point in time would solely be at their own discretion and with investment purposes in mind. None of the Selling Shareholder’s with the exception of Mr. Abe, who is the Company’s sole Officer and Director, have any relationship with the Company.

2.	The circumstances under which the shareholders received the Shares do not support a conclusion that the offering is by or on behalf of the Registrant.

The Shares were purchased and issued to shareholders in an overseas offering pursuant to Regulation S by the Company’s sole Officer and Director, Hajime Abe.

All of the shareholders who invested in Toshoan Holdings, Inc. were and remain at market risk immediately following the purchase of shares they made on December 11, 2013. All of the shareholders had purchased their shares for investment purposes only not with the purpose or intent of effecting a distribution in violation of the Securities Act. Because the shareholders are still subject to market risk if the shares decrease in value, and because they are limited to who they can sell them to since they are restricted shares, the fact that the shareholders were originally willing to purchase the shares in the first place, with the knowledge that their ability to fully exit their positions would be restricted should provide additional evidence that they purchased their Shares as an investment (and not with the intent to effect a distribution). It should also be noted that their is not even a definitive market value, if any at all, of the shares held by shareholders at this time. In fact there is no liquid market for the securities at this time either, except for that in overseas transactions. By registering shares of stock on behalf of the shareholders the Company is simply providing shareholders the opportunity to liquidate some of their investment. There is no evidence to support that Shareholder’s will even liquidate any of their initial investment.

Furthermore, it is important to keep in mind that, under the present circumstances, it would be virtually impossible for the shareholders to effect a distribution even if they desired to do so. Currently, there exists no actual liquid market for the securities of Toshoan Holdings, Inc. however, assuming that the shares are registered and thus free trading, the average volume of shares sold daily would need to be astronomical for such a small company that has only limited assets and revenue such as is the case, if the shares are going to be resold in any remotely expedient amount of time. Even if analyzed very optimistically, to effect a distribution of 70,000,000 shares over even three years would require an average daily volume of 70,000,000/(365 days x 3 years) = 63,926 shares per day. Considering the operations and financial position of the Company as is stands today, this is very unlikely and unreasonably optimistic unless there was an unforseen growth or change in the Company. Additionally, it should be noted that there is not one scintilla of evidence of any arrangement, agreement or plan among the various shareholders to effect a distribution of the Shares of stock.

For all practical purposes, the shareholders are largely locked in to their investments, regardless of whether their Shares are registered.

Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (Emphasis added).

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Registrant is not aware that the shareholders have conducted any road shows or taken any other actions to condition the market for their Shares.

3.	The relationship of the shareholders to the Registrant does not support a conclusion that the shareholders are acting on behalf of the Registrant.

The shareholders have no relationship or affiliation with the Company. Except for the relationships arising directly from the shareholders’ investments in shares of Common Stock, there are not, and there have not been at any time, any relationships between the Registrant and any Investor.

4.	The number of Shares involved in the offering is not dispositive of a conclusion that the shareholders acted on behalf of the Registrant.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is any percentage of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when shareholders buy a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company like the Registrant.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

5.	The shareholders are not in the business of underwriting securities.

To the Registrant’s knowledge, none of the shareholders are in the business of underwriting securities. The shareholder’s who bought shares in Toshoan Holdings, Inc. bought these shares for investment purposes only. They did not purchase these shares with the view towards distribution, and did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares they each purchased. More so the shareholders who bought shares in Toshoan Holdings had no prior relationship with the Company before acquiring shares.

6.	The Registrant will not receive any proceeds from the resales of Shares pursuant to the Registration Statement.

The Registrant will not receive any proceeds from the sale or other disposition of the Shares offered by the shareholder’s. The selling shareholder’s would be the beneficiary of any proceeds that were resold subsequent to effectiveness of this Registration Statement. The company would not be receiving any of these proceeds.

7.	It does not appear under all of the circumstances that the shareholders are acting as a conduit to the Registrant.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter”. As the facts and analysis provided above demonstrate, the shareholders are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The shareholders made fundamental decisions to invest in the Registrant, and have only an investment intent. No evidence exists whatsoever that the shareholders have any intent to illegally distribute their Shares. There is also no evidence to suggest that any of the shareholders are acting in concert to effect a coordinated distribution of the Shares. More so none of the shareholders are in the business of underwriting securities. It should also once again be noted that the Registrant will not receive any proceeds from sales of the Shares by the shareholders.

In these circumstances, we believe the offering that the Registrant seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

Prospectus Cover Page

3. We note your response to comment 8 in our letter dated May 2, 2014. However, the proceeds from the offering appear to be gross, not net proceeds, as it does not appear that the figures disclosed deduct the offering expenses detailed on page 28. Please revise.

COMPANY RESPONSE

We have revised the Prospectus Cover Page. Mr. Abe will pay offering expenses causing the proceeds from the offering to be net proceeds.

Prospectus Summary

4. We note your response to comment 11 in our letter dated May 2, 2014 and we re-issue the comment. Please revise the number of shares outstanding following the offering and show how they could differ depending on whether you sell 25%, 50%, or 75% of the shares being offered. In this regard, it appears that revisions were not made to show the number of shares outstanding following the offering and the chart continues to indicate that 72,000,000 shares will be sold if 25%, 50%, and 75% of the shares are sold.

COMPANY RESPONSE

We have revised. See page 6.

Because [y]our current President has other business interests, page 10

5. We note your response to comment 17 in our letter dated May 2, 2014 and we re-issue the comment. Please discuss in this risk factor and throughout the prospectus whether Mr. Abe has other business interests that may compete with your interests. In this regard, it appears that the two business interests that Mr. Abe owns conduct businesses that could affect your business. For example, it appears that Tsukiji is your main supplier and Toshoan Restaurant is your main customer.

COMPANY RESPONSE

The risk factor has been amended appropriately.

Quantity and Price, page 17

6. We note your response to comment 18 in our letter dated May 2, 2014. Please revise the introductory sentence in this section and state, if true, that the numbers included in the chart are estimated. In this regard, we note your statements regarding the “potential” catch, revenue and cost of revenues per month. Also, we acknowledge your response that “[t]he basis of the chart is solely to display the potential gross profit of TOA Fishery if they purchased “X” quantity of tuna from Tsukiji.” Please disclose the basis for the estimates used. For example, please discuss if the quantities included in the chart are based on prior experience. Further, please disclose Tsukiji’s historical “catch per boat” and “catch of tuna per month.” Finally, we note your statement that TOA Fishery “resells the products to sea food wholesalers across the country at a price of JPY 1,200.” Please disclose whether you TOA has made any such wholesale sales. We may have further comments upon your response.

COMPANY RESPONSE

We have made the above requested revisions.

Directors and Executive Officers and Corporate Governance, page 24

7. We note your response to comment 19 in our letter dated May 2, 2014. Please revise your disclosure to describe more specifically Mr. Abe’s occupations and employment during the past five years. Specifically, from July 2012 to January 2013. Please refer to Item 401(e) of Regulation S-K.

COMPANY RESPONSE

We have revised. See page 24

ADDITIONAL CORRECTIONS NOT RELATING TO COMMENTS

We have amended the registration statement on page 5 with the removal of the following: “...with the exception of Mr. Hajime Abe whose initial responsibility is to first sell all of the shares offered on behalf of the company before he sells his own personal shares.”

On page 5 it was also added that, “Mr. Abe will be able to sell his shares at any time during the duration of this offering.”

Note: The reason we have decided to remove this provision is so that Mr. Abe can sell his shares at any time. This would allow his shares to be deposited with a broker-dealer in the US that may be necessary in order to maintain an adequate amount of stock on hand for market maker to ensure an orderly market in the shares of our common stock and to meet the necessary requirements pursuant to Depository Trust Corporation, (DTC) eligibility.

On page 21 “Plan of Distribution” it has also been amended to read: “Mr. Abe will be able to sell his shares at any time during the duration of the offering.”

The opinion letter has also now been amended with the appropriate corrections in accordance with the last round of comments.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 12, 2014

/s/ Hajime Abe

President & CEO